Exhibit 99.1

PRESS RELEASE

Affimed Reports 2021 Financial Results and

Highlights Recent Operational Progress

•	Completed enrollment for AFM13-202 monotherapy study, REDIRECT, and on track to report topline data in the second half of 2022

•

Presented interim data in December 2021 of the combination study of AFM13 with NK cells (AFM13-104), showing 100% ORR after one treatment cycle at the highest NK cell dose. Data after two treatment cycles will be presented orally at the AACR Clinical Trials Plenary session on April 10, 2022

•	Initiated enrollment in the expansion phase of the AFM24-101 monotherapy trial at the recommended phase 2 dose (RP2D); a poster from the dose escalation will be presented at AACR on April 11, 2022

•	Enrollment is underway in two separate phase 1/2a studies investigating AFM24 in combination with atezolizumab (AFM24-102) and SNK01 NK cells (AFM24-103)

•	IND filing for AFM28, a CD123/CD16A innate cell engager (ICE®) for AML, is expected in the first half of 2022

•	Genentech and Roivant partnered programs continue to progress

•	As of December 31, 2021, cash and cash equivalents were €197.6 million compared to €146.9 million as of December 31, 2020, with an anticipated cash runway into the second half of 2023

•	Conference call and webcast are scheduled for March 31, 2022, at 8:30 a.m. EDT

Heidelberg, Germany, March 31, 2022 – Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the year ended December 31, 2021, and provided an update on clinical and corporate progress.

“Over the course of 2021 we continued to make strong progress with each of our ICE® candidates by executing on our clinical development objectives,” said Dr. Adi Hoess, CEO of Affimed. “In particular, the clinical data from AFM13 pre-complexed with cord blood-derived natural killer (NK) cells in relapsed/refractory CD30+ lymphomas demonstrated the broad potential of our ICE® platform. We are very encouraged by this data as this could significantly broaden the AFM13 market opportunity targeting CD30-positive Hodgkin, T cell, and potentially B cell lymphoma. Furthermore, we believe these results validate that our ICE® candidates can meaningfully enhance NK cell-driven efficacy in underserved cancer patients, and we look forward to the presentation of further data at AACR.

“With the establishment of the recommended phase 2 dose for AFM24, we have embarked on a broad development strategy investigating AFM24 as monotherapy and in two combination studies—one with atezolizumab and the second with SNK01 NK cells,“ Dr. Hoess continued.

“We spent a good portion of 2021 transforming our organization by growing our team of dedicated scientists and industry experts. This investment in acquiring the right resources and talent, as well as our strong cash position, will ensure that we continue to deliver and advance our programs in 2022 and beyond.”

Clinical Stage Program Updates

AFM13 (CD30/CD16A)

•	Affimed completed enrollment of its REDIRECT study (AFM13-202). The Company expects to report top-line data in the second half of 2022.

REDIRECT is a phase 2, registration-directed study of AFM13 monotherapy in patients with relapsed or refractory CD30-positive peripheral T-cell lymphoma (PTCL).

•

In December 2021, Affimed reported updated data from AFM13-104, the investigator sponsored trial (IST) led by The University of Texas MD Anderson Cancer Center investigating the combination of AFM13 pre-complexed with cord blood-derived natural killer cells followed by AFM13 monotherapy. The data reported findings for the first 19 patients enrolled in the study, including six patients treated at lower doses and 13 patients treated at the recommended phase 2 dose. There was impressive anti-tumor activity with a 100% objective response rate (ORR) and 38% complete response rate (CRR) at the RP2D after a single cycle of therapy.

Data of patients receiving two treatment cycles will be presented at the AACR Clinical Trials Plenary Session on April 10, 2022, by Yago Nieto, M.D., Ph.D., Professor of Stem Cell Transplantation and Cellular Therapy at MD Anderson. The presentation will also be included in the AACR Press Conference on April 10, 2022.

MD Anderson has initiated enrollment of patients into the phase 2 portion of the trial and the Food and Drug Administration (FDA) has approved an amendment to the AFM13-104 trial protocol to increase the patient population treated at the RP2D to 40 CD30-positive lymphoma patients including HL, TCL and BCL and allow for the treatment of patients with more than the two cycles of therapy, at the investigator’s discretion.

AFM24 (EGFR/CD16A)

•

For AFM24, an EGFR/CD16A ICE®, Affimed achieved a key milestone through the identification of the RP2D of 480 mg weekly dosing for the treatment of patients with EGFR-expressing solid tumors. The Company has initiated a broad development strategy intended to deliver the highest probability of success which includes three studies investigating various solid tumor indications.

•

In the monotherapy phase 1/2a clinical trial (AFM24-101), Affimed has initiated enrollment in the expansion phase at the RP2D. The expansion cohorts include patients with renal cell carcinoma, non-small cell lung cancer and colorectal cancer. Data from the dose escalation phase of the trial will be presented in a poster at the AACR 2022 meeting in April.

•

Enrollment was initiated in AFM24-102, the phase 1/2a combination study of AFM24 with the anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) to treat patients with non-small cell lung cancer, gastric and gastroesophageal junction adenocarcinoma and pancreatic/hepatocellular/biliary tract cancer patients.

•

Enrollment was also initiated in AFM24-103, the phase 1/2a combination study of AFM24 with the SNK01 NK cells to treat patients with non-small cell lung cancer, squamous cell carcinoma of the head and neck, and colorectal cancer.

•	Affimed expects to report initial data from the AFM24 studies during 2022.

Preclinical Programs

AFM28 (CD123/CD16A)

•

Preclinical candidate AFM28, developed on the Company’s proprietary ROCK® platform, is a bispecific, tetravalent ICE® that targets CD16A on NK cells and macrophages, as well as CD123 on leukemic cells and leukemic stem cells that are prevalent in acute myeloid leukemia (AML).

•

Preclinical data demonstrates that AFM28 induces tumor cell lysis more potently than conventional anti-CD123 antibodies, in particular at low CD123 expression. Further, AFM28 shows a 100-fold more potent NK cell activation in an ex vivo analysis, compared to Fc-enhanced IgG1 antibodies. In a preclinical toxicology study in cynomolgus monkeys, AFM28 was safe and well-tolerated and exhibited the expected pharmacodynamic activity suggesting a good safety profile and the potential to eliminate CD123+ cells in vivo.

•	An IND is planned to be submitted in the first half of 2022 and clinical investigation of AFM28 is planned to start in second half of 2022.

Pre-clinical pipeline

•	Affimed is continuing the generation of several novel ICE® molecules derived from its proprietary ROCK® platform.

AFM32 and other partnered pre-clinical programs

•	Genentech and Roivant partnered programs continue to progress and future updates will be provided at their discretion.

Full Year 2021 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.

As of December 31, 2021, cash and cash equivalents totaled €197.6 million compared to €146.9 million as of December 31, 2020. Based on its current operating plan and assumptions, Affimed anticipates that its cash and cash equivalents will support operations into the second half of 2023.

Net cash used in operating activities for the year ended December 31, 2021, was €86.6 million compared to €19.4 million for the year ended December 31, 2020. The increase is due to higher cash expenditure for research and development as well as general and administrative activities. In addition, net cash used in operating activities in 2020 included cash received from an initial upfront payment and committed funding of €33.3 million (USD 40 million) from the Roivant collaboration, as well as a milestone payment received pursuant to the Genentech collaboration.

Total revenue for the year ended December 31, 2021, was €40.4 million compared with €28.4 million for the year ended December 31, 2020.

Revenue for the years ended December 31, 2021, and December 31, 2020, predominantly relate to the Genentech and Roivant collaboration. Collaboration revenue for the year ended December 31, 2021, was €39.3 million, with €21.6 million coming from the Genentech collaboration and €17.7 million from the Roivant collaboration. Collaboration revenue for year ended December 31, 2020, was €27.8 million, with €26.2 million from the Genentech collaboration and €1.4 million from the Roivant collaboration.

Research and development expenses for the year ended December 31, 2021, increased 63 percent from €50.0 million for the year ended December 31, 2020, to €81.5 million for the year ended December 31, 2021. The increase was primarily due to increased expenses for AFM24 and AFM28 including costs to produce clinical trial material, an increase in costs associated with other early-stage programs and infrastructure, and an increase in share-based payment expenses.

General and administrative expenses for the year ended December 31, 2021, increased 77 percent, from €13.7 million for the year ended December 31, 2020, to €24.2 million in the year ended December 31, 2021. The increase predominately relates to higher share-based payment expenses in 2021, higher premiums for D&O liability insurance, and higher consulting expenses.

Net finance income for the year ended December 31, 2021, was €6.5 million compared to net finance costs of €6.6 million for the year ended December 31, 2020. Net finance income/costs is largely due to foreign exchange gains/losses related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the year.

Net loss for the year ended December 31, 2021, was €57.5 million, or €0.48 per common share compared with a net loss of €41.4 million, or €0.50 per common share, for the year ended December 31, 2020.

The weighted number of common shares outstanding for the year ended December 31, 2021, was 119.5 million.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of December 31, 2021, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast March 31, 2022, at 8:30 a.m. EDT to discuss full year 2021 financial results and recent corporate developments. The conference call will be available via phone and webcast.

To access the call, please dial +1 (409) 220-9054 for U.S. callers, or +44 (0) 8000 323836 for international callers, and reference passcode 6590614 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/.

A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and our other product candidates, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on our business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Alexander Fudukidis

Director, Head of Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Consolidated statements of comprehensive income / (loss)

(in € thousand)

	2021	2020	2019
Revenue	40,366	28,360	21,391
Other income - net	1,310	626	290
Research and development expenses	(81,488)	(49,989)	(43,791)
General and administrative expenses	(24,218)	(13,715)	(10,266)

Operating loss	(64,030)	(34,718)	(32,376)
Finance income / (costs) - net	6,509	(6,647)	15

Loss before tax	(57,521)	(41,365)	(32,361)
Income taxes	(2)	(1)	(4)

Loss for the period	(57,523)	(41,366)	(32,365)

Other comprehensive (loss) income /
Items that will not be reclassified to profit or loss Equity investments at fair value OCI - net change in fair value	(7,693)	(242)	(632)

Other comprehensive (loss) income /	(7,693)	(242)	(632)

Total comprehensive loss	(65,216)	(41,608)	(32,997)

Basic and diluted loss per share in € per share (undiluted = diluted)	(0.48)	(0.50)	(0.50)
Weighted number of common shares outstanding	119,502,384	83,471,559	64,242,396

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	December 31, 2021	December 31, 2020
ASSETS
Non-current assets
Intangible assets	1,607	1,718
Leasehold improvements and equipment	3,814	2,226
Long-term financial assets	12,348	20,042
Right-of-use assets	972	940

	18,741	24,926
Current assets
Cash and cash equivalents	197,630	146,854
Trade and other receivables	4,809	2,439
Inventories	421	246
Other assets	3,534	1,260

	206,394	150,799
TOTAL ASSETS	225,135	175,725
EQUITY AND LIABILITIES
Equity
Issued capital	1,234	983
Capital reserves	474,087	345,164
Fair value reserves	(5,973)	1,720
Accumulated deficit	(333,397)	(275,874)

Total equity	135,951	71,993
Non-current liabilities
Borrowings	17,060	231
Contract liabilities	7,209	35,992
Lease liabilities	368	482

Total non-current liabilities	24,637	36,705
Current liabilities
Trade and other payables	18,860	11,394
Borrowings	580	92
Lease liabilities	683	492
Contract liabilities	44,424	55,049

Total current liabilities	64,547	67,027
TOTAL EQUITY AND LIABILITIES	225,135	175,725

Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	2021	2020	2019
Cash flow from operating activities
Loss for the period	(57,523)	(41,366)	(32,365)
Adjustments for the period:
- Income taxes	2	1	4
- Depreciation and amortisation	1,334	1,115	906
- Net gain / loss from disposal of leasehold improvements and equipment	0	34	(5)
- Share based payments	11,820	3,381	2,469
- Finance income / costs - net	(6,509)	6,647	(15)

	(50,876)	(30,188)	(29,006)
Change in trade and other receivables	(2,369)	(1,065)	33
Change in inventories	(175)	50	(36)
Change in other assets	(2,274)	(1,260)	340
Change in trade, other payables, provisions and contract liabilities	(29,990)	12,848	(791)

	(85,684)	(19,615)	(29,460)
Interest received	0	294	628
Paid interest	(905)	(78)	(224)
Paid income tax	(2)	(1)	0

Net cash used in operating activities	(86,591)	(19,400)	(29,056)
Cash flow from investing activities
Purchase of intangible assets	(1,654)	(9)	(150)
Purchase of leasehold improvements and equipment	(2,196)	(431)	(1,324)
Cash paid for investments in financial assets	0	(8,101)	(45,131)
Cash received from maturity of financial assets	0	16,547	50,945

Net cash used for investing activities	(3,850)	8,006	4,340
Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share based payment awards	124,460	74,195	31,373
Transaction costs related to issue of common shares	(7,412)	(2,294)	(2,215)
Proceeds from borrowings	17,500	0	562
Transaction costs related to borrowings	(311)	0	0
Repayment of lease liabilities	(564)	(521)	(405)
Repayment of borrowings	(92)	(2,128)	(3,277)

Cash flow from financing activities	133,581	69,252	26,038

Exchange-rate related changes of cash and cash equivalents	7,636	(6,238)	(917)
Net changes to cash and cash equivalents	43,140	57,858	1,322
Cash and cash equivalents at the beginning of the period	146,854	95,234	94,829

Cash and cash equivalents at the end of the period	197,630	146,854	95,234

Affimed N.V.

Consolidated statements of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2019	624	239,055	2,594	(202,144)	40,129

Issue of common shares	138	28,901			29,039
Exercise of share-based payment awards		26			26
Equity-settled share-based payment awards		2,469			2,469
Loss for the period				(32,365)	(32,365)
Other comprehensive loss			(632)		(632)

Balance as of December 31, 2019	762	270,451	1,962	(234,508)	38,667

Balance as of January 1, 2020	762	270,451	1,962	(234,508)	38,667

Issue of common shares	205	68,341			68,546
Exercise of share-based payment awards	16	2,991			3,007
Equity-settled share-based payment awards		3,381			3,381
Loss for the period				(41,366)	(41,366)
Other comprehensive loss			(242)		(242)

Balance as of December 31, 2020	983	345,164	1,720	(275,874)	71,993

Balance as of January 1, 2021	983	345,164	1,720	(275,874)	71,993

Issue of common shares	240	114,197			114,437
Exercise of share-based payment awards	11	2,906			2,917
Equity-settled share-based payment awards		11,820			11,820
Loss for the period				(57,523)	(57,523)
Other comprehensive loss			(7,693)		(7,693)

Balance as of December 31, 2021	1,234	474,087	(5,973)	(333,397)	135,951